

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2023

Xavier Casanova
Chief Executive Officer
Presto Automation Inc.
985 Industrial Road
San Carlos, CA 94070

     Re: Presto Automation Inc.
          Registration Statement on Form S-3
          Filed October 20, 2023
          File No. 333-275112

Dear Xavier Casanova:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Austin Pattan at 202-551-6756 with any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Technology

cc: Laura Katherine Mann